SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

March 28, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

	Re:	Smart-tek Solutions Inc. (the “Company”)
Supplemental Correspondence submitted on February 22, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Filed on October 15, 2010
File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated March 3, 2011.

General

1. We note that the company has still not filed a PRERI4A indicating that it no longer intends to pursue the 'vend-out,' as indicated in your letters of December 21, 2010. Please file such as soon as practicable and revise your disclosure accordingly, including specific disclosure relating to your plans for the subsidiary you previously indicated would be sold to your former CEO and Chairman.

The revised proxy was filed on March 16, 2011.

2. We reissue comment one from our letter dated January 13, 2011. As of the date of this letter, you have not filed an amended Form 10-K for the period ended June 30, 2010, as you stated you would in your letter of February 22, 2011.

The disclosure in the company's annual reports states that your directors are appointed for a one-year term to hold office until the next annual general meeting or until removed from office in accordance with your bylaws. Please revise your Form 10-K for the Fiscal Year Ended June 30, 2010 to disclose that you have not held an annual meeting since 2005, along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting.

Smart-tek Solutions, Inc.
March 28, 2011

The Company filed an amended Form 10K/A Amendment No. 1 on March 15, 2011 to disclose the reason why an annual shareholder meeting was not been held and when the next annual shareholder meeting will be.

Also, on further review of the Company’s filing history, it appears that an annual shareholder meeting was not held by the Company in 2005, rather a schedule 14C Information statement was filed giving the shareholders notice on June 1, 2005 of certain corporate actions had been approved on May 27, 2005 by certain principal shareholders.

3. We note your response to comment three from our letter dated January 13, 2011. However, as noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer, not only upon the issuance of such shares, As a result, your response in paragraph (a) is not responsive. Please refer to Item Four of Schedule 13D, which specifically requires disclosure of any plans or proposals which the reporting persons may have Please provide a detailed analysis of the sufficiency of the timing of the Schedule 130 filed on October 7, 2009.

Moreover, in light of the numerous differences between your response to comment three and the disclosure contained in the Schedule 13D/A flied on December 14, 2010, it is not clear why your CEO Brian Bonar has not amended such filing to reconcile with your letter of February 22, 2011. Please advise.

An amended Schedule 13D (amendment No. 2) was filed March 17, 2011.

Pursuant to our conversation on Monday March 7, 2011, it was explained that the SEC reviewers felt that the date that an intend was formed to engage in a transaction that would result in a change of control of the issuer may have occurred on February 11, 2009, the date that the subsidiary Smart-Tek Automated Services, Inc. was formed, if not earlier, and that a Schedule 13D should have been filed at that time by Brian Bonar and rather than when the actual shares were issued.

Smart-Tek Solutions, Inc. (“STTN”) first started exploring strategies back in late 2008 on whether to acquire or start up a potentially new high growth profitable business in a different business area. The reason for this strategy was that the existing business (advanced security business) was feeling the effects of the economic downturn and Mr. Law realized that to grow shareholder value he needed to either acquire a new business or be acquired, or to start a new business line in which to grow the Company. At that time Mr. Law made an inquiry to his Law firm, Clark Wilson LLP, asking if they knew of any profitable growing companies that were seeking to acquire a public entity or looking to be acquired. By February 2009, Mr. Law was in discussions with several potential acquisition candidates. Because Mr. Law was advised that should be prepared to have an entity to absorb any potential acquisition candidate, he requested Clark Wilson LLP prepare and file the necessary documents for a new subsidiary. Mr. Law decided on the generic name Smart-Tek Automated Services, Inc. to allow for flexibility in the type of business ultimately chosen. Mr. Law was still in discussions with several candidates when he was introduced to Mr. Bonar in April 2009. Mr. Law and Mr. Bonar had discussions on starting up a new business line in the area of human resources for public and private companies which was Mr. Bonar’s area of expertise.

In May, 2009, Smart-Tek Solutions Inc. appointed Brian Bonar to the board of directors of Smart-Tek Automated Services Inc. with the mission to start-up the new business line focused on providing integrated and cost-effective management solutions in the area of human resources for public and private companies. On June 17, 2009, the Company entered into a Marketing Partner Agreement with Mr. Bonar whereby Mr. Bonar would promote and market the new line of business and services of Company to prospective clients.

Smart-tek Solutions, Inc.
March 28, 2011

Given the above, it was clear that Mr. Law was seeking a candidate that would either enhance or possibly take over STTN back in late 2008. However it appears the earliest that an intent to engage in a transaction that would result in a change of control of STTN attributable to Mr. Law and Mr. Bonar would be in May 2009 since any discussions before then would be only exploratory. An express intend would be assignable when the terms of Mr. Bonar’s marketing agreement was finalized on June 17, 2009.

Such information was disclosed in the June 2009 Form 10k filed on October 13, 2009 and on the June 2010 Form 10K filed on October 15, 2010 (see below).

June 2009 Form 10K

ITEM 1. BUSINESS

Background

Through our wholly owned subsidiary Smart-Tek Communications Inc. we operate in the business of design, sale, installation and service of security technology with electronic hardware and software products. Our projects range from residential and commercial developments to system upgrades and monitoring contracts. Customers include major developers, general and electrical contractors, hospitals, Crown Corporations, law enforcement agencies and retail facilities. Currently, 100% of the Company’s operations are in Canada. We have a sales and technical installation team with over 50 years of experience specializing in the design, sales, installation and service of CCTV, access control, intercom, security, structured cabling and wireless communication systems. While the operations of our wholly-owned subsidiary are profitable, we still do not operate profitably as a consolidated entity. Management’s plans to improve our financial condition are as follows:

  Continued growth of Smart-tek Communications Inc.’ business activities in the security technology industry in the Greater Vancouver Area;
  We will continue to look for opportunities to grow organically where feasible as well as evaluate potential acquisition opportunities that may present themselves in the next 12 months.
  On June 17, 2009, we determined to add a new line of business providing integrated and cost- effective management solutions in the area of human resources for public and private companies. In connection with the expansion of business operations, we incorporated a subsidiary, Smart-Tek Automated Services, Inc. (“Smart-Tek Automated”), a private Nevada corporation through which we operate our new line of business. We intend to continue to expand our new business in the next twelve months.

June 2010 From 10K

Corporate History

Smart-Tek was incorporated in the State of Nevada on March 22, 1995 under the name “Royce Biomedical Inc.”. In July, 2005, we changed our name from “Royce Biomedical Inc.” to “Smart-Tek Solutions Inc.” The address of our principal executive office is 3702 South Virginia Street, Suite G12-401, Reno, NV 89502. On March 31, 2009 we affected a 250 to 1 reverse stock split of our issued and outstanding common stock. Effective March 31, 2009, our stock symbol changed to “STTN” on the Financial Industry Regulatory Authority’s Over-the-Counter Bulletin Board.

Smart-tek Solutions, Inc.
March 28, 2011

The Company incorporated Smart-Tek Automated Services Inc. on February 11, 2009 in the anticipation of starting a to-be determined new business line. Smart-Tek Automated Services Inc.’s new business line officially started with the signing of the June 2009 marketing agreement with Brian Bonar.

Amending Mr. Bonar’s Schedule: 13D:

Since the Company already amended the Schedule 13D filed on October 7, 2009 via the Schedule 13D/A filed on December 14, 2010, the company will include the addition information in a second amendment which was suggested in our response to the SEC letter dated January 13, 2011 which was filed on February 22, 2011. Item 4 was revised as follows:

ITEM 4: Purpose of Transaction

Response filed:

The party has no plans or proposals which relates to or would result in any action specified in clauses (a) though (j) of item 4 of Schedule 13D.

The response filed in Amendment No. 2 for each of the below subcategory was as follows:

(a)	An acquisition or Disposition:
(b)	A Corporate Transaction:
(c)	A Sales or Transfer of Assets:
(d)	A Change in Board of Directors:
(e)	A Change in Capitalization:
(f)	Other Material Change:
(g)	Changes to Charter:
(h)	Causing Delisting:
(i)	Termination of Registration:
(j)	A Similar Action:

(a)

An acquisition or Disposition: Though this 13D/A is for the cancellation of the shares, and the relinquishment of controlling interest by Mr. Bonar, the amended agreement will ultimately result in the reissuance of the 45 million shares to Mr. Bonar upon reaching the performance goals of the amended agreement. Therefore Mr. Bonar will again become the majority shareholder of the Company once the the shares are earned in accordance with the amended marketing agreement. Since Mr. Bonar is also the CEO of the Company, he would become the controlling member of the Company at that time. It can also be said that at the time that Mr. Bonar was appointed to the Board of directors of Smart-tek Solutions, Inc, on May 9, 2009, there was an intend for Mr. Law to eventually pass control of Smart-Tek Solutions Inc. to Mr. Bonar. This intend was further memorialized by the signing of the strategic marketing agreement with Mr. Bonar on June 17, 2009 (which was amended on December 9, 2010) which provided for Mr. Bonar to earn up to 45,000,000 shares of Smart-Tek Solutions, Inc. based on achieving certain revenue performance criteria.

(b)	A Corporate Transaction: There is no extraordinary corporate transaction such as a merger, reorganization or liquidation involved.

(c)

A sale or transfer of a Material Amount of Assets of the Issuer or any of its Subsidiaries: The Company intends to sell its Smart-Tek Communications Inc. subsidiary to its founder Mr. Law, but this transaction would not be material to the Company.

(d)	A Change in the Board of Directors: Mr. Bonar was added to the Board of Directors subsequent to the original agreement.

Smart-tek Solutions, Inc.
March 28, 2011

(e)

A Change in Capitalization: Once Mr. Bonar reaches his performance criteria pursuant to the amended agreement and is issued the related shares, Mr. Bonar will be the holder of 45,000,000 shares of Smart- Tek Solutions Inc. common stock.

(f)	Other Material Change: There is no other material change in the issuer’s business or corporate structure anticipated.
(g)	Changes to Charter or Bylaws: None
(h)	Causing a Delisting: None
(i)	Termination of Registration: Not applicable
(j)	A Similar Action: None.

Financial Statements

Consolidated Balance Sheets, page 2

4. We note that prepaid expenses and deposits increased from $1,376 to $1,526,094 from June 30, 2009 to June 30, 2010. Please disclose the reason for the increase and what is included in prepaid expenses and deposits. Provide us with your proposed disclosure.

The increase related to the new business line specifically due to collateral deposits made in conformance with STTN's workers compensation policy together with WC premiums.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

5. We note that your currency translation adjustment for the years ended June 30, 2010 and 2009 is exactly the same as your effects of exchange rates on cash in your Consolidated Statements of Cash Flows. Please explain. Your explanation should discuss whether you conduct your business in U.S. dollars, Canadian dollars or both. You should also explain how you calculated both of your adjustments.

The Company’s other comprehensive loss reflects the affect of foreign currency translation adjustments on the translations of the Canadian subsidiary’s financial statements from its functional currency of Canadian dollars into the reported currency of US dollars.

1. Summary of significant accounting policies, page 6

Foreign currency translation, page 8

6. You state that your functional currency is the United States dollar on page 8. However on page 9 you state that "other comprehensive loss reflects the effect of foreign currency translation adjustments on the translation of the financial statements from the functional currency of Canadian dollars into the reporting currency of the U.S. dollars." These two statements appear to contradict each other. Please explain to us and clarify your disclosures. Tell us what your functional currency is and explain how you determined it. Refer to ASC 830.

Smart-tek Solutions, Inc.
March 28, 2011

The functional currency of the reporting issuer, Smart-tek Solutions Inc. is U.S. dollars as disclosed on page 8. Smart-tek Solutions Inc. is a US company; as such its reporting currency would be the same as its functional currency.

On page 9, the discussion relating to "other comprehensive loss reflects the effect of foreign currency translation adjustments on the translation of the financial statements from the functional currency of Canadian dollars into the reporting currency of the U.S. dollars." relates to the translation of the Canadian subsidiary Smart-tek Communications Inc., from its functional currency of Canadian dollars to the reporting currency of U.S. dollars. This complies with ASC 830.

Shareholder loans Page 12

7. We note a loan with your President in the amount of $500,024 as of June 30, 2010 the loan bears 7.5% interest. We further note the waiver of any interest earned in fiscal 2010. Please tell us whether your President waived the payment of interest for fiscal 2010 until a later date or if it was permanently waived. Also, tell us how you considered imputed interest on this note and a corresponding credit to additional paid in capital.

The waiver of interest was a permanent wavier. The interest was never accrued or expensed, and has been waivered permanently by the President, imputed interest was not considered.

Part II

Item 9A

8. Please revise to disclose the basis of your principal executive officer's and principal financial officer's conclusion that the design and operation of your disclosure controls and procedures was effective as of June 30, 2010 in light of your untimely filing of your Form 10-K for the same period and the reasons disclosed in your Form NT-10 filed on September 29, 2010.

The untimely filing of the Form 10K was a result on an error on our part believing the filing deadline was October 15th when in actuality it was the 14th. The Form 10K was completed and ready for submision on October 14th. However, on an ongoing basis, we will revise our disclosure to say: “Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake”.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 32

9. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Smart-tek Solutions, Inc.
March 28, 2011

Perry Law is the founder of our subsidiary, Smart-Tek Communications Inc. and has been its Chief Executive officer since 1997. Mr. Law has over sixteen years experience in the security/surveillance systems industry and has played a central role in introducing and implementing technological changes in the local/regional security industry. Prior to Smart-tek Communications Inc., Mr. Law was President of Smart Systems Corp., a similar systems integration company that owned and operated by Mr. Law and several investors for 1991-1996. Mr. Law has also held numerous executive management positions in both private and public companies in the past, and is very active in charitable causes.

Brian Bonar on March 12, 2010, was appointed as Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer of the issuer and Chairman of the Board. Prior to this, Mr. Bonar was appointed to the STTN Board on May 29, 2009 and named President of STTN on September 17, 2009. MR. Bonar has over 18 years of experience with IBM in Europe, Asia and the USA and an additional 20 years in high growth companies both private and public in various locations in the USA and the United Kingdom. From 2003 until 2006, Mr. Bonar was the Chairman and CEO of The Solvis Group, which provides staffing, PEO and ASO services to mainly the medical and call centre market segments. From 2004 until 2009, Mr. Bonar was the Chairman and CEO of Dalrada Financial Corporation, a California based financial service corporation providing workers compensation, health insurance and various other insurance products directly to the end consumer and marketed via various PEO and staffing companies. From September 2007 until 2009, Mr. Bonar was the President and a member of the board of directors of Allegiant Professional, a publicly traded company. Also from September 2007 until 2009, Mr. Bonar founded AMS Outsourcing, a PEO focusing mainly in the transport market place and also established an international presence in the Czech Republic and Mexico. From 2004 to 2009, he was a member of the board of directors of the following companies and organizations: The Solvis Group, Warning Management Corporation, Dalrada Financial Corporation, American Marine LLC, Alliance National Insurance Company and The Boys and Girls Club of Greater San Diego. Mr. Bonar holds the Honorary title, Lord Bonar of Wilcrick, Cardiff, Wales United Kingdom. He received a BSC in Mechanical Engineering from the Strathclyde University, Glasgow Scotland and a MBA and a PHD in the field of International Business Development Studies from the Stafford University, England UK. Mr. Bonar’s specific experience and contacts in the PEO industry was a key element in appointing Mr. Bonar CEO and subsequently as a director.

Owen Naccarato Esq., was appointed as a Director on September 29, 2009. Mr. Naccarato has for the last fourteen years been a sole practitioner specializing in corporate and securities law. Prior to practicing law, Mr. Naccarato was CFO and Director of Kaire Holdings, Inc., a publicly traded corporation. Additionally Mr. Naccarato held various high level financial and operating positions with fortune 500 firms including Baxter Edwards, Baxter International Corp. and Tiger Leasing. Mr. Naccarato is a member of the California State Bar Association, the Orange County and the Los Angeles County Bar Associations. Mr. Naccarato has a J.D. from Western State University, an MBA from DePaul University and an undergraduate degree in accounting from Northern Illinois University. Mr. Naccarato also matriculated as a CPA in the State of Illinois in 1977. Smart-tek Solutions, Inc. felt Mr. Naccarato’s broad experience would be a benefit to assist in the future growth of the Company.

Form 10-Q for the period ended September 30, 2010

10. Please reconcile the disclosure relating to SCI's decrease in revenues contained on page 20 (being attributed to "a onetime pickup due to the Olympics") with your supplemental correspondence filed December 21, 2010, which indicated such decrease was due to the general slowdown of the economy. Revise your MD&A in all relevant filings as appropriate.

The response in the supplemental correspondence was responding to the SEC comment inquiry as to how can SCI’s business be slowing down and at the same time have an increase in revenue. That reason for the increase was a onetime pickup due to the Olympics being in town and requiring SCI’s services. But for that event, the revenues would have shown the decline in the business that industry was and is experiencing.

Smart-tek Solutions, Inc.
March 28, 2011

Shareholder Loans, page 13

11. Please tell us if your President waived interest for the six months ended September 30, 2010 and how you considered imputed interest on this note and a corresponding credit to additional paid in capital.

Please see the response to comment 7 above.

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar
_______________
Brian Bonar
CEO, Director